

June 4, 2007

<u>**Via Facsimile ((310) 919-3928) and U.S. Mail**</u>

Kenneth Benbassat, Esq.
Loeb & Loeb LLP
10100 Santa Monica Blvd.
Suite 200
Los Angeles, CA 90067

> **Re:** **AVP, Inc.**
> **Schedule 13E-3**
> **File No. 005-79737**
> **Filed May 9, 2007**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 9, 2007**
> **File No. 000-26454**
>
> **Schedule 13D filed by Shamrock Capital Growth Fund II, L.P. et. al.**
> **Filed April 16, 2007**
> **File No. 005-79737**

Dear Mr. Benbassat:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. We note that Bruce Binkow will roll over his equity position in the company into equity of the acquiring entity. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please include

Mr. Binkow as a filing person in the Schedule 13E-3. Alternatively, please provide us your detailed legal analysis addressing why you believe Mr. Binkow is not a filing person.

2. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for Mr. Binkow, if added in response to the preceding comments. For example, include a statement as to whether Mr. Binkow believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which Mr. Binkow relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981) and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by Mr. Binkow may be different than those of the company and other filing persons, and this fact should be reflected in the disclosure. In addition, be sure that Mr. Binkow signs the Schedule 13E-3.

Item 10. Source and Amount of Funds

3. Please include the disclosure relating to the fees and expenses to be incurred in connection with the merger in an appropriate location in the proxy statement.

Item 13. Financial Information

4. Please tell us why you have not provided the pro forma financial information required by Item 1010(b) of Regulation M-A.

Proxy Statement

5. Please fill in the blanks in the proxy statement.

Cover Letter

6. We note your disclosure here and elsewhere in the proxy statement that the filing persons determined that the merger is fair to and in the best interests of the company and "its stockholders." Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A.

Summary Term Sheet, page 4

7. Please clarify the first sentence in the paragraph captioned "Required Votes" on page 6. Make a similar revision to the first answer on page 10 and in the appropriate disclosure under "The Special Meeting."

8.   Refer to the "Go shop/no shop" section. We note that the 45-day "go shop" period expired after you filed the preliminary proxy statement. Please update your disclosure to note any developments in connection with the go-shop period.

9.   Revise the "Termination of the Merger Agreement" section to disclose the amount of any termination fee due in each instance set forth in the bullet points in the section. Please make a similar revision to the appropriate section under the heading "The Merger Agreement."

10.   Please update the disclosure under the caption "Summary Financial Information."

Special Factors

11.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please relocate the sections "Forward-Looking Statements," "Introduction," "Parties to the Merger," and "The Special Meeting."

12.   Please disclose, for each filing person, the information required by Item 1013(a)-(c) of Regulation M-A for each filing person. Also, provide the disclosure required by Item 8 of Schedule 13E-3 for each filing person other than the company.

Background of the Merger, page 15

13.   Please explain why the assumption of Mr. Chardavoyne of the position as your chief financial officer on March 31 was not considered to impair his qualifications to serve on the committee of independent directors.

14.   Please expand your disclosure in this section. For example, describe (i) the meetings of the special committee and the matters discussed at each meeting instead of the general disclosure included in the sixth paragraph of this section, (ii) the negotiations with the Shamrock entities over the transaction, its terms (including the terms relating to the preferred stock), its structure and the transaction documentation, (iii) the role, if any, of Mr. Armato in the negotiations of the transaction, (iv) the negotiations by the Shamrock entities with Mr. Armato regarding the voting agreement, and (v) the negotiations with Mr. Armato and Mr. Binkow relating to the rollover of their securities.

15.   Please describe the duties of the special committee, the scope of its authority, and the period during which it served.

16.   Please disclose the financial projections provided to Jefferies in an appropriate location of the proxy statement. We note you provided projections with Target Management Case and a Conservative Management Case.

17.   Clarify whether Jefferies made any presentations to the special committee or the board of directors, besides delivering its opinion. Note that each presentation presented by an outside party, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b)(6) of Regulation M-A and that each such presentation must be filed as an exhibit to Schedule 13E-3.

Recommendations of the Special Committee and Our Board of Directors, page 16

18.   Revise your disclosure to disclose whether the board of directors made a determination of both substantive and procedural fairness. See Item 1014 of Regulation M-A.

19.   Please provide the disclosure required by Item 1014(b) of Regulation M-A and the related Instruction 2.

20.   We note that the board of directors adopted the special committee's conclusions and that the special committee appears to have considered the opinion and presentation by Jefferies. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise.

Reasons for the Special Committee's Determination, page 16

21.   Please revise your disclosure here and throughout the proxy statement to accurately reflect the opinion of Jefferies as included in Annex B which addresses fairness to the holders of common stock *other than Parent, Acquisition Corp. and their respective affiliates*.

22.   Please address, here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor's opinion was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor's fairness opinion addressed fairness with respect to security holders other than Parent, Acquisition Company and their respective affiliates, rather than all security holders unaffiliated with the company.

23.   Please reconcile the disclosure in the penultimate bullet point on page 16 expressing doubt about the Shamrock entities' financial resources with the disclosure on page 30 which expresses certainty that Acquisition will obtain the funds for the transaction from cash on hand.

24.   We note that the 45-day "go shop" period expired after you filed the preliminary proxy statement. Please disclose how the special committee and the board considered this fact in reaching its procedural fairness determination.

25.   Please revise the fourth bullet point on page 19 to describe the type of disruptions to your business considered by the special committee and explain why the committee believed there might be any such disruptions.

26.   Please explain how the negative factors described on page 19 could be mitigated by the company and disclose whether the company in fact took any mitigating action.

27.   Refer to the disclosure relating to procedural fairness on page 19. Clarify how the board made a determination of procedural fairness even though the going private transaction does not require the approval of unaffiliated security holders and no unaffiliated representative acting solely on behalf of the unaffiliated security holders was retained.

Opinion of Jefferies & Company, Inc., page 19

28.   Please disclose how the Historical Share Price Performance analysis supported the financial advisor's opinion.

29.   Please revise to disclose the data underlying the results described in this section. For example, disclose (i) the enterprise value, LTM revenues, and estimated 2007 and 2008 revenues and EBITDA for each company in the Comparable Company Analysis, including AVP, (ii) the data from each transaction that resulted in the multiple disclosed on page 23 with respect to the Selected Comparable Transactions Analysis and the AVP data to which you applied the multiple to arrive at the implied per share equity values, (iii) the company's projected results that were used in conducting the Discounted Cash Flow Analysis and how Jefferies derived implied per share equity values from that data. For each analysis, show how the information from the analysis resulted in the multiples/values disclosed.

30.   Please explain the basis of the each reference range used in the Comparable Company Analysis and describe any qualitative considerations made in narrowing or expanding the results obtained from the analysis in deriving each range. Also, explain what "other matters" Jefferies considered in this analysis and the Selected Comparable Transactions analysis, as disclosed in the last paragraph of each analysis.

31.   Please disclose the implied enterprise value for the company in the first paragraph on page 24.

32.   In connection with our comment above, please provide a cross-reference in the Discounted Cash Flow Analysis section to where the financial projections appear in your proxy.

33.   Please explain how Jefferies determined that discount rates of 26-30%, perpetual growth rates of 5.0-7.0% and terminal EBITDA values of 5.5x-7.5x were the most appropriate indicators of value in the Discounted Cash Flow Analysis. Disclose the industry averages.

34.   Please explain the difference between the perpetual growth and the terminal multiple methods used in the Discounted Cash Flow Analysis.

35.   Please describe the services provided by Jefferies to the filing persons and their affiliates and quantify the compensation received by Jefferies for the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

Interests of AVP Directors and Executive Officers in the Merger, page 27

36.   Please describe the "customary benefits" Mr. Armato is expected to receive under his new employment agreement.

37.   We note that under the caption "Plans for AVP after the Merger" you disclose that there are no plans other than those disclosed in connection with the merger. In light of that, please explain what provisions were made in the registration rights agreement described on page 28. Are the parties considering a public offering subsequent to the going private transaction?

38.   We note under the caption "Stockholders Agreement" on page 28 that "certain other stockholders" of Holdings will enter into a stockholders agreement. Please name those security holders.

Material U.S. Federal Income Tax Consequences of the Merger, page 30

39.   We note your statements that the discussion "is for general information only." Please delete these statements, as it implies that you are not responsible for the disclosure in your proxy statement.

Appraisal Rights, page 32

40.   Please explain your basis for stating that you believe the fair value of the preferred stock is its liquidation value.

Security Ownership, page 65

41.   Given the voting agreement signed by Mr. Armato and the Shamrock entities on April 5, 2007, please include the Shamrock entities as a beneficial owner in the table in this section.

42.   Please include the full name of security holders listed in this section.

Information concerning Shamrock Affiliates, page 71

43.   We note your disclosure in the first paragraph about a "potential interpretation" of the

going private rules and that the Shamrock affiliates "may be deemed to be affiliates" of the company in the going private transaction. Note that the Shamrock entities, as filing persons, <u>are</u> affiliates of the company engaged in this going private transaction and that their status is not the result of a "potential" interpretation of the going private rules. Please revise this language to remove doubt from the disclosure or delete it.

<u>Form of Proxy</u>

44.   Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

<u>Schedule 13D</u>

45.   Given that the voting agreement entered into with Mr. Armato on April 5 encompasses any shares over which Mr. Armato holds beneficial ownership, please revise your disclosure to include all securities Mr. Armato has a right to acquire within 60 days.

46.   It appears that the Shamrock entities have formed a group with Mr. Armato as a result of entering into the voting agreement. In this respect, please tell us why you have not included a facing page for Mr. Armato in the Schedule 13D and why you have checked row 2(b) in the facing pages for the persons reporting on this Schedule 13D.

<u>Closing Comments</u>

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and any additional filing persons you add on the Schedule 13E-3 in response to our comments above) acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions